mwe.com

November 26, 2019

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 3 to Registration Statement on Form F-1 Filed November 14, 2019 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 21, 2019, relating to the above referenced Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on November 14, 2019 (the “Registration Statement”).

To facilitate the Staff’s review, we supplementally submitted a selection of changed pages to the Registration Statement reflecting the Company’s responses to the comments of the Staff. We have enclosed these pages, which are marked to indicate changes from the Registration Statement filed on November 14, 2019, as Exhibit A and Exhibit B hereto.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 4, marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 4.

General

1.	Please update disclosures in the prospectus to reflect recent events, including, for example, disclosure regarding dilution, compensation and securities ownership.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 4 to reflect recent events with regard to the compensation of our senior management and their securities ownership.

The INX Token, page 9

2.	We note your revision in response to comment 1 that you have no plan to have the INX Token trade on a national securities exchange or any other exchange, whether within or outside the United States. Please expand to disclose whether you intend to list INX Tokens for trading on any platform, not limited to exchanges, in jurisdictions within or outside the United States. Please make corresponding revisions on page 30 and 120.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 9, 30 and 120 of Amendment No. 4 to state that “There is no plan to have our INX Token trade on a national securities exchange or any other exchange or trading platform, whether within or outside the United States.”

Rights of INX Token Holders Upon an Insolvency Event, pages 13 and 106

3.	We note your revisions in response to comments 2 and 3. So that investors will better understand the impact of the timing of an Insolvency Event on their right to receive distributions of cumulative Adjusted Operating Cash Flow, please clarify whether the right to the distribution vests upon the board’s declaration of the amount to be distributed, or upon March 31 regardless of the board’s action. In either case, please also clarify whether investors have any rights (contractual or otherwise) with respect the amount of the distribution prior to vesting and, if not, what that means if an Insolvency Event occurs before vesting. Finally, clarify whether you will announce fourth quarter cumulative Adjusted Operating Cash Flow within 60 days after year-end, consistent with other quarters.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 1, 12 and 103 of the Amendment No. 4 to clarify that the distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. In addition, we have bolded the sentence on page 103 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section, which states: “No holder of INX Tokens shall be entitled to their respective Pro Rata Portion of the Distributable Amount, and no rights to the distribution of any portion of the Company’s cumulative Adjusted Operating Cash Flow shall vest with regard to any holder of INX Tokens, until March 31, 2021 or March 31 of any year thereafter.”

We have also revised our disclosure on page 106 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to clarify as follows: “For example, because the right of INX Token holders to receive a Pro Rata Portion of the Company’s cumulative Adjusted Operating Cash Flow does not vest until March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow there is uncertainty as to whether a liquidator, court or other authority will determine that an INX Token holder is entitled to cash flow generated by the Company but to which an INX Token holder’s right has not yet vested prior to an Insolvency Event.”

In response to the Staff’s comment, we have also revised our disclosure on page 105 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to add following information:

We intend to provide quarterly calculations of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token, which calculations will be based on unaudited quarterly results of operations of the Company and its subsidiaries, and, with regard to the Pro Rata Portion of the Distributable Amount per INX Token, the number of INX Tokens held by parties other than the Company or its subsidiaries as of the most current practicable date. We intend to publicly disclose quarterly calculations within 60 days of the end of each quarter and provide a preliminary year-end calculation within 90 days of the end of our fiscal year (December 31). We will announce these calculations by filing such information on a Form 6-K, issuing a press release and including the information on our website.

The distribution to holders of the INX Tokens will be based on a final calculation of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token. These final calculations will be clearly identified and will be provided at the same time that we file our annual report containing our audited financial statements, which may be provided up to 120 days after the last day of our fiscal year. We will publicly disclose these calculations by filing such information on a Form 6-K, including such information within our Form 20-F, issuing a press release and including the information on our website. Although the annual calculation of our cumulative Adjusted Operating Cash Flow will be based on information provided in the audited consolidated financial statements of the Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited at the time of any distribution.

Participation Right in Adjusted Operating Cash Flow, page 103

4.	We note your statement that you may withhold the distribution if payment is prohibited by law pending proof of information reasonably necessary to ensure compliance. Please clarify, if true, that this would include AML/KYC compliance, similar to when you would freeze a wallet. Explain how the factors you would consider may differ when determining whether to freeze a wallet or to withhold a distribution.

Response: In response to the Staff’s comment, we have also revised our disclosure on pages 106 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to state that “The Company may withhold or delay the delivery of the distribution if such payment is prohibited by any law, regulation or court order, pending receipt of such proof or other information or such executed certificates or such representations and warranties as the Company may reasonably deem necessary to ensure compliance with applicable law. For example, distributions may be withheld or delayed due to noncompliance with the Company’s AML/KYC requirements or as a result of Office of Foreign Assets Control (OFAC) designations or enforcement actions.”

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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